SEC
08025691
Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FSP Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 200
(No. and Street)

Wakefield MA 01880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara J. Fournier 781-557-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street Boston MA 02116
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JO 3/14/08

OATH OR AFFIRMATION

I, Barbara J. Fournier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSP Investments LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JUDY E. McISAAC
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 10, 2011

[signature]
Signature

Chief Operating Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSP Investments LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
FSP Investments LLC

We have audited the accompanying statement of financial condition of FSP Investments LLC (the Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Investments LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 21, 2008

FSP Investments LLC

Statement of Financial Condition

December 31, 2007

Assets	
Current assets:	
Cash and cash equivalents	$5,219,064
Due from related party – Franklin Street	454,349
Prepaid expenses and other assets	304,896
Total current assets	5,978,309
Fixed assets:	
Computers and office equipment	973,702
Furniture and fixtures	304,188
	1,277,890
Less accumulated depreciation	968,465
Fixed assets, net	309,425
Security deposits and other	33,170
Total assets	$6,320,904
Liabilities and members' equity	
Current liabilities:	
Accrued expenses:	
Commissions and bonuses	$1,564,111
Other	203,364
Total current liabilities	1,767,475
Members' equity	4,553,429
Total liabilities and members' equity	$6,320,904

See accompanying notes.

FSP Investments LLC

Statement of Income

Year Ended December 31, 2007

Revenue:	
Syndication income	$ 8,986,250
Transaction fee income	1,412,433
Interest and other income	104,675
Total revenue	10,503,358
Expenses:	
Commissions	4,514,813
Salaries and payroll taxes	2,337,277
Professional fees	557,994
Office and administrative	339,606
Employee benefits	296,496
Travel and entertainment	205,972
Rent	189,487
Consulting	129,020
Depreciation	134,095
Telephone and utilities	54,440
License and permits	83,624
Maintenance and supplies	44,301
Insurance	9,540
Total operating expenses	8,896,665
Income before taxes	1,606,693
Income taxes	647,016
Net income	$ 959,677

See accompanying notes.

FSP Investments LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2007

Balance at January 1, 2007	$3,593,752
Net income	959,677
Balance at December 31, 2007	$4,553,429

See accompanying notes.

FSP Investments LLC

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 959,677
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	134,095
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from related party – Franklin Street	484,194
Due from related party – Sponsored REIT	267,292
Prepaid expenses and other assets	(80,481)
Commissions and bonuses	(1,078,889)
Other liabilities	(615,659)
Net cash provided by operating activities	70,229
Cash flows from investing activity	
Purchase of fixed assets	(68,883)
Cash used in investing activity	(68,883)
Net increase in cash and cash equivalents	1,346
Cash and cash equivalents at beginning of year	5,217,718
Cash and cash equivalents at end of year	$ 5,219,064
Supplemental disclosure of cash flow information	
Cash paid for:	
Taxes	$ 730,000

See accompanying notes.

1. Organization

FSP Investments LLC (the Company) operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act on September 16, 1996, and commenced operations on January 1, 1997. Prior to July 1, 2001, the Company was 99% owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) (Franklin Street). Effective July 1, 2001, a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001, the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation and the subsequent election to be taxed as a real estate investment trust (REIT). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corporation, accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary (TRS), and will incur income taxes at corporate tax rates.

The Company provides real estate investment and broker/dealer services. These services include: (i) the organization of corporate entities designed to qualify as a real estate investment trust (Sponsored REIT); (ii) sourcing of the acquisition of real estate on behalf of the Sponsored REIT; and (iii) the private placement of preferred stock in Sponsored REITs.

The Company is a registered broker/dealer and its broker/dealer operations are limited to those described in Paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). The Company's principal source of revenue is providing real estate syndication and brokerage services to accredited investors as defined in Regulation D.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risks

Cash and cash equivalents are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in one bank which the Company believes to be credit worthy. The Company periodically assesses the financial condition of the bank and believes the risk of loss is minimal. Cash balances held with financial institutions frequently exceed the insurance limit of $100,000 provided by the Federal Deposit Insurance Corporation.

Revenue Recognition

Syndication fees of 4%-8% of the gross offering proceeds from the sale of securities in Sponsored REITs are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense of 2%-4% of the gross offering proceeds is recorded in the period that the related syndication fee is earned. There is typically more than one investor closing in the syndication of a Sponsored REIT.

Transaction fee income includes an acquisition fee and a separate fee for organizational, offering, and other expenses. Acquisition fees are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Organizational, offering, and other expenditures for the Company are collected at each investor close. After all expenses are incurred, any residual funds or expenses are considered additional fees or an expense to the Company, and are generally recognized upon the final close of a Sponsored REIT. The final close is the last admittance of investors into a Sponsored REIT; at that time, required funds have been received from the investors, charges relating to the syndication have been paid or accrued, continuing investment and continuing involvement criteria have been met, and legal and economic rights have been transferred.

The Company follows the requirements for profit recognition as set forth by Statement of Statement of Position 92-1, *Accounting for Real Estate Syndication Income* and Financial Accounting Standards (SFAS) No. 66, *Accounting for Sales of Real Estate.*

Allocation of Expenses

Certain expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a nonaffiliated entity of Franklin Street. In the opinion of management, the methods for allocating expenses were reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The Company prepares financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs, and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives, ranging from three to seven years.

Income Taxes

The Company is a taxable REIT Subsidiary, and incurs income taxes at normal federal and state corporate income tax rates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital was $3,451,589 and the required net capital was $117,891. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 0.51 to 1.

4. Related-Party Transactions

The Company acts as the real estate acquisition advisor and broker/dealer for several related-party Sponsored REITs, in which Franklin Street, the Company's member, is the common stockholder. The Company earned syndication and transaction fee income from the Sponsored REITs totaling $10,398,683 for the year ended December 31, 2007. The receivable balance relating to Sponsored REIT at December 31, 2007 was $0.

There is a receivable balance from Franklin Street related to allocated expenses in the amount of $454,349 at December 31, 2007.

5. Lease Obligation

The Company leases its corporate office space under an operating lease that was amended in 2007. The lease includes a base annual rent, and additional rent for the Company's share of taxes and operating costs.

The lease provides for fixed-step rent increases, and the rental expense is recognized on the straight-line basis over the related lease term, while billings to the Company are based on required minimum rentals in accordance with the lease agreement. The cumulative expense recognized in excess of amounts billed to the Company is $12,000 at December 31, 2007.

Future minimum lease payments are as follows:

2008	$321,893
2009	336,167
2010	196,098
	$854,158

6. Income Taxes

The income tax expense reflected in the statement of income differs from the amounts computed by applying the federal statutory rate of 34% to income before taxes as follows:

	For the Year Ended December 31 2007
Federal income tax expense at statutory rate	$546,276
Increase (decrease) in taxes resulting from:	
State income taxes, net of federal impact	100,740
Taxes on income	$647,016

6. Income Taxes (continued)

Taxes on income are a current tax expense. No deferred income taxes were provided as there were no material temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

The Company's adoption of the provisions of FIN 48 effective January 1, 2007 did not result in recording a liability, nor was any accrued interest and penalties recognized with the adoption of FIN 48. Accrued interest and penalties will be recorded as income tax expense, if the Company records a liability in the future. The Company's effective tax rate was not affected by the adoption of FIN 48. The Company and one or more of its subsidiaries files income tax returns in the U.S federal jurisdiction and various state jurisdictions. The statute of limitations for the Company's income tax returns is generally three years and as such, the Company's returns that remain subject to examination would be primarily from 2004 and thereafter.

7. Retirement Plan

In 2006 the Company established a 401(k) plan to cover eligible employees, which permits deferral of up to $15,000 per year (indexed for inflation) into the 401(k) plan, subject to certain limitations imposed by the Internal Revenue Code. Employee's elective deferrals are immediately vested upon contribution to the 401(k) plan. The Company matches employee contributions to the 401(k) plan dollar for dollar up to 3% of each employee's annual compensation up to $200,000. In addition, the Company may elect to make an annual discretionary profit-sharing contribution. The Company's total contribution under the 401(k) plan amounted to $137,866 for the year ended December 31, 2007.

Supplemental Information

Schedule I

FSP Investments LLC

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2007

Total members' equity	$4,553,429
Deductions:	
Nonallowable assets:	
Due from related party – Franklin Street	454,349
Prepaid expenses and other assets	304,896
Fixed assets, net	309,425
Security deposits and other	33,170
Total deductions	1,101,840
Net capital	$3,451,589
Computation of basic net capital requirement	
Minimum net capital required, 6.67% of $1,767,475 pursuant to Rule 15c3-1	117,891
Minimum dollar net capital requirement for broker/dealer	5,000
Net capital requirement	117,891
Excess net capital	$3,333,698
Computation of aggregate indebtedness:	
Total liabilities from statement of financial condition	$1,767,475
Ratio of aggregate indebtedness to net capital	0.51 to 1

Statement pursuant to Rule17a-5 (d)(4)

There were no material differences to the Company's computation of net capital as reported in the unaudited Part II-A of Form X-17a-5 filed on January 22, 2008.

Schedule II

FSP Investments LLC

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Members of
FSP Investments LLC

In planning and performing our audit of the financial statements of FSP Investments LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2008

END